Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

A special meeting of shareholders of Voya Series Fund, Inc. was held on February 12, 2015 to approve an Agreement and Plan of Reorganization by and between Voya Core Equity Research Fund and Voya Large Cap Value Fund, providing for the reorganization with and into Voya Large Cap Value Fund.

Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker Non-Vote	Total Shares Voted
1	11,860,767.425	671,362.387	765,814.133	0.000	13,297,946.945

The proposal passed.